FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              September 22, 2003




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


 Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Disposal dated: September 22, 2003


 Baltimore Technologies Completes Divestment Programme with Sale of Core PKI
                             Business to beTRUSTed




London, UK - 22 September, 2003 - Baltimore Technologies plc (London: BLM) ("Baltimore") today announced that it has entered into a conditional agreement with beTRUSTed to sell its core PKI business for a total consideration of GBP5.0 million in cash. The sale is subject to approval by Baltimore's shareholders at an Extraordinary General Meeting, and a circular with notice of the Meeting will be sent shortly.

Following the recently announced sales of SelectAccess, OmniRoot and Managed Services, the sale of the PKI business completes Baltimore's disposal programme. Once completed, these transactions, together with the settlement with Clearswift, will have generated total cash proceeds of approximately GBP20.9 million since July. The sale of SelectAccess to HP has now closed and funds have been received on 18 September, 2003.

Comment

Bijan Khezri, Chief Executive Officer of Baltimore Technologies plc, commented:

"We firmly believe in the need for scale to continue driving consolidation of the software industry worldwide. The long-term competitiveness of the PKI business requires critical mass and beTRUSTed has emerged as an excellent partner to take our PKI technology and customer base to its next level.

This transaction is our last significant asset disposal and will deliver on our commitment to eradicate operational cash burn and maximize shareholder value. The cash balance resulting from Baltimore's successful asset disposals effectively puts the future strategic options available to Baltimore Technologies into a new perspective. We remain committed to maximising value for our shareholders and we look forward to providing an update in due course."



"We are extremely pleased to acquire the Baltimore PKI business and its world-class clients, employees and software. Over 75% of our clients have made significant investments in Baltimore's PKI suite which we have implemented and operated for many years. We believe that beTRUSTed's ownership will provide the necessary stability and support for existing and prospective clients to build and deploy critical business applications that leverage Baltimore's technology," said John Garvey, Chief Executive Officer of beTRUSTed."



Rationale for the divestment

Since the launch of the controlled sale process in May, Baltimore has believed that the Company lacks critical mass. During the course of the past two years the Company has succeeded in significantly reducing operational cash burn. However, Baltimore alone does not represent a platform on which to consolidate. The need for scale in today's infrastructure software market makes the disposal of Baltimore's core PKI business an obvious proposal. As a highly customer-centric organization, it is critical for Baltimore to provide a sustainable long-term direction to our customers. beTRUSTed represents an ideal partner in that regard.

Financial effect of the disposal

The Company intends to use the cash proceeds of GBP5.0 million from the disposal, payable at completion, for general corporate purposes. Baltimore expects that the disposal will complete by the end of November 2003.

Restructuring

As a result of this transaction, certain PKI employees will transfer to beTRUSTed. The PKI group will remain principally Ireland-based. Baltimore will implement a redundancy programme for the majority of its remaining employees.

Information on PKI business

The PKI business is the core of Baltimore's ongoing revenue generating business. With over 300 customers worldwide in the high-end government, finance and telecommunications market, Baltimore's flagship product, UniCERT, is the world's leading PKI infrastructure. Baltimore's PKI products ensure organisations can securely leverage the power of web and wireless networks, for cost-efficient commerce and collaboration, to achieve a sustainable competitive advantage while reducing overall risk.

Based on unaudited management information for the twelve-month period ended 31 December 2002, the PKI business generated revenues of GBP19.3 million and a loss before interest and tax of GBP11.1 million. As at 31 December 2002, the net liabilities of the PKI business were GBP42.8 million. This is largely represented by an intercompany payable to the parent company for the funds which were made available to the business, from the fundraising exercise carried out in 1999.


About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit www.baltimore.com

About beTRUSTed

beTRUSTed is the premier global provider of security and trust services to the world's leading organisations and government agencies. Through its managed security services, beTRUSTed offers clients a comprehensive package of leading security products coupled with unrivalled expertise to help reduce costs, increase revenue and comply with government and industry regulations.

For further information contact:

Smithfield Financial +44 20 7360 4900

Andrew Hey +44 20 7903 0676

Nick Bastin +44 20 7903 0633

Will Swan +44 20 7903 0647

                                      ###



The directors of Baltimore Technologies plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Baltimore Technologies plc (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain statements that are not historical facts including certain statements made over the course of this announcement may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: September 22, 2003